Pricing Supplement dated July 7, 2005	Rule 424(b)(3)
(To Prospectus dated February 8, 2005 and	File No. 333-120525
Prospectus Supplement dated July 6, 2005)	CUSIP No.: 72447XAA5
ISIN No.:

Pitney Bowes Inc.

Global Medium-Term Notes — Fixed Rate

Principal amount: $50,000,000	Interest rate: 4.750% per annum

Agent’s discount or commission: 0.650%	Original issue date: July 13, 2005

Net proceeds to Pitney Bowes: $49,670,500	Stated maturity date: January 15, 2016

Option to extend maturity date: No.

Interest payment dates:

     ☐ June 1 and December 1

     ☒ Other: January 15 and July 15; first coupon payment on January 15, 2006

Regular record dates (if other than the 15th day of May and November): January 1 and July 1

Original issue discount:  ☐  Yes     ☒  No

     Issue price:

     Total amount of OID:
     Yield to maturity:
     Initial accrual period OID:

Day count convention:

     ☐ Actual/360

     ☐ Actual/actual
     ☒ 30/360

Redemption:

     ☐ The notes cannot be redeemed prior to the stated maturity date.

     ☒ The notes can be redeemed prior to the stated maturity date at the option of the Issuer. See “Other Provisions”

Repayment:

     ☒ The notes cannot be repaid prior to the stated maturity date.

     ☐ The notes can be repaid prior to the stated maturity date at the option of the holder of the notes.
          Optional repayment date(s):
          Optional repayment price(s):

Specified currency (if other than U.S. dollars):

Authorized denomination (if other than U.S. $1,000 and integral multiples thereof):

Trustee, registrar, authenticating and paying agent: Citibank, N.A.

Exchange rate agent, if any:

Additional paying agent, if any:

Form:

     ☒ Book-entry (to be held on behalf of The Depository Trust Company)

     ☐ Individually certificated

Agent (amount):

     ☒ ABN AMRO Incorporated ($25,000,000)
     ☐ Barclays Capital Inc.
     ☐ Banc of America Securities LLC
     ☐ Citigroup Global Markets Inc.
     ☐ Credit Suisse First Boston LLC
     ☐ Deutsche Bank Securities Inc.
     ☒ J.P. Morgan Securities Inc. ($25,000,000)
     ☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated
     ☐ Morgan Stanley & Co. Incorporated
     ☐ Other:

Agent acting in the capacity as indicated below:

     ☐ Agent     ☒ Principal

If as principal:

☐	The notes are being offered at varying prices related to prevailing market prices at the time of resale or otherwise.
☒	The notes are being offered at a fixed initial public offering price of 99.991% of the principal amount plus accrued interest, if any, from July 13, 2005.

If as agent:

☐	The notes are being offered at a fixed initial public offering price of ___% of the principal amount plus accrued interest [, if any] from ___.

Other provisions:

This issuance is a reopening of the $450,000,000 of the 4.750% notes due January 15, 2016, originally offered on July 6, 2005, and bears the same CUSIP number and will be fungible and trade interchangeably with such notes.

The Issuer may redeem the notes, at any time in whole or from time to time in part, at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest on those notes to the redemption date, and the Make-Whole Amount, if any, as defined below.

     “Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis (assuming a 360-day year of twelve 30-day months), such principal and interest at the Reinvestment Rate, determined on the third business day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the notes being redeemed.

     “Reinvestment Rate” means 0.15% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.

     “Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by the Issuer.

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